CORPORATE ACCESS NUMBER: 206475261 BUSINESS CORPORATIONS ACT CERTIFICATE OF AMENDMENT WESTPORT FUEL SYSTEMS INC. CHANGED ITS NAME TO AETHERION TECHNOLOGIES INC. ON 2026/10/14.

BUSINESS CORPORATIONS ACT Alberta ARTICLES OF AMENDMENT 1. Name of Corporation 2. Corporate Access Number WESTPORT FUEL SYSTEMS INC. 206475261 3. Pursuant to subsection 173(1)(a) of the Business Corporations Act (Alberta), the Articles of the Corporation be amended by changing the name of the Corporation from Westport Fuel Systems Inc. to AETHERION TECHNOLOGIES INC. 4. DATE SIGNATURE TITLE Chief Financial Officer OCTOBER 14, 2026 October 14, 2026 (signed) "Elizabeth Owens"